Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Six Months Ended June 30, 2025

Commission File Number: 024-12568

Green Rain Energy Holdings Inc.

(Exact name of registrant as specified in its charter)

Wyoming	88-0395372
(Jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

8549 Wilshire Blvd., Suite 1216

Beverly Hills, CA 90211

(Principal Executive Offices)

(310) 228-8897

(Issuer’s telephone number, including area code)

☒ Tier 1 ☐ Tier 2

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

 Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis should be read in conjunction with the unaudited financial statements included elsewhere in this Form 1-SA. This discussion contains forward-looking statements subject to risks and uncertainties.

Results of Operations

For the six months ended June 30, 2025, the Company generated limited revenue of $2,630 and incurred operating expenses of approximately $1.49 million, resulting in a net loss of $1,485,071. Operating expenses consisted primarily of professional fees, consulting expenses, regulatory and compliance costs, interest expense related to outstanding convertible debt, and general administrative expenses. The Company did not have significant revenue-generating operations during the reporting period.

Liquidity and Capital Resources

As of June 30, 2025, the Company had no cash on hand and a working capital deficit. The Company has historically funded operations through the issuance of equity securities, convertible debt, and related-party financing arrangements. During the reporting period, the Company received net cash from financing activities primarily attributable to debt conversions and equity issuances.

The Company is currently in default under certain convertible promissory notes, including notes issued to Medican Enterprises Inc. and Eagle Oil Holding Company, Inc. These instruments generally permit conversion into common stock in lieu of immediate cash repayment, which has mitigated short-term liquidity pressures. However, continued reliance on such conversions may result in significant dilution to existing stockholders.

3

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Material Commitments

The Company’s material commitments consist primarily of outstanding convertible notes payable, accrued payroll obligations, and professional service agreements entered into in the ordinary course of business.

During the fiscal year ending December 31, 2024, Green Rain Energy Holdings, Inc., formerly “The Now Corporation I” (“the Company”) underwent significant changes in its corporate structure and strategic focus. Pursuant to the Stock Purchase Agreement signed on October 22, 2024, with VGTel Inc., the Company acquired two subsidiaries: Green Rain Solar Inc. and M Love Vintage Holdings Inc. As part of the Company’s restructuring efforts, it also divested M Love Vintage Holdings, Inc.

As part of the Company’s restructuring efforts, it also divested Monster Elixir Inc. and CJB Uphill Marketing and Holdings LLC, as they no longer aligned with its strategic direction. These divestitures allow Green Rain Energy Holdings, Inc. to streamline operations and allocate resources more effectively.

Financial Condition and Liquidity

As of December 31, 2024, the Company does not have sufficient cash resources to execute its business plan fully. The Company is actively seeking additional capital through potential financing arrangements, strategic partnerships, and equity or debt issuances. If the Company is unable to raise additional capital, it may not be able to continue as a going concern.

The Company’s current liabilities exceed its current assets, creating liquidity challenges. Management is focused on improving liquidity through:

•	Strategic investments in revenue-generating business segments once operations commence.
•	Partnerships that minimize upfront capital expenditures, such as the EV charging joint venture with Chronical.
•	Cost reduction initiatives, including divesting non-core businesses.

Acquisitions and Strategic Focus

Green Rain Solar Inc.

On October 17, 2024, the Company acquired 100% of the equity interests of Green Rain Solar Inc. and M Love Vintage Holdings Inc. . As part of the Company’s restructuring efforts, it divested of M Love Vintage Holdings, Inc. The acquisitions were accounted for in accordance with ASC 805, Business Combinations, using the acquisition method of accounting. The acquired companies have been consolidated into the Company’s consolidated financial statements as of the acquisition date in accordance with ASC 810, Consolidation. All significant intercompany transactions and balances have been eliminated in consolidation.

Green Rain Solar Inc. acquired M Love Vintage Holdings Inc. in exchange for controlling preferred stock in Green Rain Energy Holdings Inc., along with the divestiture of CJB Uphill Marketings and Monster Elixir Inc. Green Rain Solar Inc. specializes in urban solar energy and grid integration, focusing on high-cost urban locations. The Company aims to transform rooftop sunlight into grid-connected power to support sustainable energy solutions. As part of the Company’s restructuring efforts, it divested M Love Vintage Holdings, Inc. and CJB Uphill Marketings and Monster Elixir Inc.

Additionally, Green Rain Solar Inc. has entered into a joint venture with Chronical to develop and deploy electric vehicle (EV) charging stations. This partnership allows the Company to participate in the growing EV market while leveraging Chronical’s expertise, minimizing operational complexities, and reducing capital expenditure.

4

Outstanding Defaults on Convertible Notes Could Result in Significant Dilution or Financial Risk to the Company

As of the date of this Offering Circular, the Company is in default under both the Medican Note and the Eagle Oil Note, as the outstanding balances have not been repaid or converted. While no formal demand for payment or request for conversion has been made by either lender to date, the Company acknowledges that conversion requests may be made at any time. Under the terms of the Medican Note, the Eagle Oil Note, and other similar outstanding convertible notes, if the Company fails to make any payment of principal, interest, or other amounts within five (5) calendar days of the due date, the holders have the right to convert the outstanding balances into shares of the Company’s common stock pursuant to the applicable conversion terms.

As of the date of this Offering Circular, the Company remains in default on certain convertible promissory notes, including those issued to Medican Enterprises Inc. and Eagle Oil Holding Company Inc. The Company has initiated discussions with certain noteholders regarding potential settlements or restructuring; however, no formal agreements have been reached. There can be no assurance that any such efforts will be successful or that the terms, if agreed, will be favorable to the Company. These obligations may result in litigation or the issuance of shares on highly dilutive terms.

As of June 30, 2025, the Company had outstanding convertible promissory notes totaling $33,431,842.78, consisting of principal and accrued interest. Of this amount, $29,327,001.78 was attributable to notes that were in default as of that date, having reached their original maturity dates without repayment or formal extension. The remaining $4,104,841.00 represented notes that were not in default, either because their maturity dates occur after June 30, 2025, or they were extended pursuant to mutual agreement with the noteholders.

As of June 30, 2025, the Company classified convertible promissory notes with original maturity dates prior to that date as being in default, unless otherwise extended. Balances shown reflect principal plus accrued interest from March 31, 2025 through June 30, 2025.

Regarding debt repayment, a portion of the offering proceeds will be used to repay certain outstanding indebtedness. The majority of this debt was incurred prior to the last 12 months; however, a material portion of the indebtedness to be repaid was incurred within the past year. In accordance with Instruction 6 to Item 6 of Part II of Form 1-A, we note that the proceeds from such recent indebtedness were primarily used for working capital, operational expenses, and acquisition-related costs. Additionally, certain indebtedness arose directly from the acquisitions undertaken by the company. The convertible notes carry interest rates of between 8%-10%, mature on dates between 2019 and 2026, and are convertible into common stock at various conversion prices. We intend to repay larger debt amounts first to shore up our balance sheet and reduce overall interest obligations. The repayment of this debt will improve the company’s financial position, enabling us to focus resources on executing our business strategy.

As a result, the Company is generally not required to repay these obligations in cash unless a holder elects not to convert. In the event a holder declines to convert and demands cash repayment, the principal and accrued interest would continue to accrue until payment or other resolution. Defaults that are not cured or waived could adversely affect the Company’s financial condition, operations, and ability to raise additional financing, and could result in material dilution to existing stockholders if large volumes of common shares are issued upon conversion.

Divestitures and Asset Optimization

The Company divested Monster Elixir Inc. and CJB Uphill Marketing and Holdings LLC, as they were no longer aligned with its strategic direction. These divestitures allow the Company to concentrate its resources on higher-growth opportunities.

Additionally, all non-performing assets will be written down in the financial statements for the fiscal year ending June 30, 2025, ensuring a more accurate reflection of the Company’s financial position.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

5

Revenue Recognition

The Company follows ASC 606 for revenue recognition, identifying performance obligations, determining transaction prices, and recognizing revenue when control of goods or services is transferred to customers. As of December 31, 2024, the Company has not generated revenue from any of its subsidiaries.

Impairment of Long-Lived Assets

The Company periodically evaluates long-lived assets, including property, plant, and equipment, and intangible assets, for impairment. If the carrying amount of an asset exceeds its expected future cash flows, an impairment loss is recognized.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts based on collection history, economic conditions, and customer financial health. If financial conditions deteriorate, actual defaults may exceed estimates.

Accounting for Income Taxes

The Company accounts for income taxes using the asset and liability method, recognizing deferred tax assets and liabilities for temporary differences between book and tax bases. A valuation allowance is recorded if it is more likely than not that deferred tax assets will not be realized.

Stock-Based Compensation

Stock-based compensation expense is measured based on estimated fair values. Restricted stock is valued at grant date market prices, while stock options are valued using the Black-Scholes-Merton model, which involves subjective assumptions, including stock price volatility.

Acquisitions

On October 17, 2024, the Company acquired 100% of the equity interests of Green Rain Solar Inc. and M Love Vintage Holdings Inc. The acquisitions were accounted for in accordance with ASC 805, Business Combinations, using the acquisition method of accounting. The acquired companies have been consolidated into the Company’s consolidated financial statements as of the acquisition date in accordance with ASC 810, Consolidation. All significant intercompany transactions and balances have been eliminated in consolidation.

Both subsidiaries, Green Rain Solar Inc. and M Love Vintage Holdings Inc., were acquired in exchange for controlling preferred stock in Green Rain Energy Holdings Inc., along with the divestiture of CJB Uphill Marketings and Monster Elixir.

Future Outlook

The Company is positioning itself for long-term success by focusing on high-growth sectors through Green Rain Solar Inc..

The EV charging joint venture with Chronical represents a strategic entry into the rapidly growing electric vehicle market. By partnering with an experienced industry participant, the Company aims to generate new revenue streams while minimizing capital expenditure and operational risks.

However, none of the Company’s subsidiaries have generated revenue as of December 31, 2024. The Company anticipates that revenue generation will begin as business operations scale.

Additionally, management is actively exploring opportunities to improve liquidity and financial stability, including strategic capital raises and cost-optimization efforts. The Company anticipates that these efforts will contribute to both recurring revenue streams and long-term value creation as EV adoption continues to accelerate.

However, given the current financial condition, the Company will require additional capital to fund its operations. If the Company is unable to secure financing, it may not be able to continue as a going concern.

6

Item 2. Other Information

None.

Item 3. Financial Statements (Unaudited)

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and pursuant to Regulation A. In management’s opinion, the unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and results of operations.

Summary Financial Information (Unaudited)

As of June 30, 2025:

Total Assets: $13,700,000

Total Liabilities: $33,999,863

Stockholders’ Deficit: $(20,299,863)

For the six months ended June 30, 2025:

Revenue: $2,630

Net Loss: $(1,485,071)

Statements of Cash Flows (Unaudited):

Net cash used in operating activities: $(1,485,071)

Net cash provided by financing activities: $23,121,834

7

Green Rain Energy Holdings Inc.

Financial Statements Balance Sheet

For the Periods Ended June 30, 2025 & December 31, 2024

Unaudited

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash on hands in bank
Pre-paid R&D - Off-road EV	$5,000,000	$–
Note Receivable	300,000	–
Total current assets	5,300,000	–

Property, plant & Equipment
Green Stream assets	10,000,000	10,000,000
Write-down to Green Stream assets (Note 6)	(9,500,000)	(9,500,000)
Medican assets	20,000,000	20,000,000
Write-down to Medican assets (Note 6)	(12,500,000)	(12,500,000)
Oil and Gas Leases	41,600	41,600
Divestment of Oil and Gas Leases	(41,600)	(41,600)
CJB Uphill Asset	650,000	650,000
Divestment of CBJ Uphill Assets	(650,000)	(650,000)
Obsidian Performance Group Asset	7,802,628	–
Write-down to Obsidian Performance Group Asset (Note 6)	(7,802,628)	(7,802,628)
Monster Elixir	150,000	150,000
Divestment of Monster Elixir	(150,000)	(150,000)
Sunshine Minerals Ltd. LLC	1,100,000	1,100,000
Write-down to Sunshine Minerals Ltd. LLC (Note 6)	(1,100,000)	–
Green Rain Solar Inc.	400,000	400,000
M Love Vintage Holdings Inc.	15,000	15,000
Divestment of M Love Vintage Holdings Inc.	(15,000)	–

Total Assets	$13,700,000	$1,712,372

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current Liabilities
Accounts payable	$26,937	$26,937
Total Current Liabilities	26,937	26,937

Long-term Liabilities
Operational Loans	120,985	120,985
Convertible debt	4,768,002	3,397,027
Accrued payroll expenses	382,697	382,697
Bio-Fuel Note Payable	–	–
Medican Note Payable	27,900,882	31,719,418
CBJ Uphill Note Payable	800,359	769,280
Total Long-term Liabilities	33,972,926	36,389,408

Total Liabilities	33,999,863	36,416,345

STOCKHOLDERS' EQUITY
Preferred Stock, par value $0.001, 2,500,000 Authorized 2,500,000 issued and outstanding at 06/30/25 and 12/31/24	2,500	2,500
Common Stock, par value $0.001, 10,000,000,000 Authorized 14,646,806 issued and outstanding at 06/30/25 and 6,123,284,813 issued and outstanding at 12/31/24	14,647	6,123,285
Additional paid in capital	(2,687,126)	(24,684,944)
Accumulated Deficit	(16,144,813)	(13,379,297)
Current earnings	(1,485,071)	(2,765,516)

Total Stockholders’ equity	(20,299,863)	(34,703,973)

Total Liabilities and Stockholders’ Equity	$13,700,000	$1,712,372

8

Green Rain Energy Holdings Inc.

Statements of Income and Retained Earnings (Deficit)

For the Six Months Ended June 30, 2025 & June 30, 2024

Unaudited

	June 30, 2025	June 30, 2024
Revenue	$2,630	$–

Operating Expenses
Advertising & promotion
Auto expense	2,930	–
Bank fees	1,433	–
Business Licenses	–	–
Edgar fees	1,000	–
Commission expense	3,650	–
Consulting	60,100	–
Insurance
Interest and bank fees	1,393,662	1,333,501
Adjustment to previous period interest expense
Office expense	500	–
Payroll expense	1,000	–
Payroll expense - stock based	–	–
PR services	1,749	–
Professional fees	–	–
Registered Agent 1	1,209	–
Rent	10,300	–
Repair & maintenance	–	–
Travel	10,168	–
Total Expenses	1,487,701	1,333,501

Net Operating Loss	$(1,485,071)	$(1,333,501)

Net Income	$(1,485,071)	$(1,333,501)

Retained earnings (Deficit); Beginning of period	(16,144,813)	(13,379,297)

End of Period	$(17,629,884)	$(14,712,798)

9

Green Rain Energy Holdings Inc.

Statements of Stockholders’ Equity

June 30, 2025

Unaudited

	Common Stock		Preferred Stock			Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount		Capital	Deficit	Equity

Balance, December 31, 2017	431,751,716	$431,752		$		$220,577	$(1,771,611)	$(1,119,282)

Net income (loss) FYE December 31, 2018	–	–	–		–	–	(328,349)	(328,349)
Balance, December 31, 2018	431,751,716	$431,752	–		$–	$220,577	$(2,099,960)	$(1,447,631)

Net income (loss) FYE December 31, 2019	–	–	–		–	–	–
Balance, December 31, 2019	431,751,716	$431,752	–		$–	$220,577	$(5,361,441)	$(4,709,112)

Stock Issuance	85,000,000	85,000	–		–	–	–	85,000
Stock Issuance	202,571,427	202,571	–		–	–	–	202,571
Note settlement	–	–	–		–	9,551,823	–	9,551,823
Net income (loss) FYE December 31, 2020	–	–	–		–	–	(1,299,054)	(1,299,054)
Balance, December 31, 2020	719,323,143	$719,323	–		$–	$9,772,400	$(6,660,495)	$3,831,228

Stock Issuance	796,551,876	796,552	–		–	(300,000)	–	496,552
Net income (loss) FYE December 31, 2021	–	–	–		–	–	(2,456,165)	(2,456,165)
Balance, December 31, 2021	1,515,875,019	$1,515,875	–		$–	$9,472,400	$(9,116,660)	$1,871,615

Stock Issuance	1,028,571,428	1,028,571	–		–	–	–	1,028,571
Note Settlement and Write-down	–	–	–		–	(8,611,924)	–	(8,611,924)
Net income (loss) FYE December 31, 2022	–	–	–		–	–	(2,703,342)	(2,703,342)
Balance, December 31, 2022	2,544,446,447	$2,544,446	–		$–	$860,476	$(11,820,002)	$(8,415,080)

Stock Issuance	3,092,138,366	3,092,138	–		–	(2,155,494)	–	936,644
Net income (loss) December 31, 2023	–	–	–		–	–	(1,559,295)	(1,559,295)
Balance, December 31, 2023	5,636,584,813	$5,636,585			$–	$(1,295,018)	$(13,379,297)	$(9,037,730)

Stock Issuance	486,700,000	486,700	–		–	(1,000,767)	–	(514,067)
Adjustment for previous period Preferred Stock Issuance	–	–	2,500,000		2,500	(22,389,159)	–	(22,386,659)
Net income (loss) December 31, 2024	–	–	–		–	–	(2,765,516)	(2,765,516)
Balance, December 31, 2024	6,123,284,813	$6,123,285	2,500,000		$2,500	$(24,684,944)	$(16,144,813)	$(34,703,972)

Stock Issuance	600,000,000	600,000	–		–	1,216,777	–	1,816,777
Adjustment per 500:1 reverse-post split basis	1,200,236	(6,708,638)	–		–	20,781,041	–	14,072,403
Net income (loss) June 30, 2025	–	–	–		–	–	(1,485,071)	(1,485,071)
Balance, June 30, 2025	14,646,806	$14,647	2,500,000		$2,500	$(2,687,126)	$(17,629,884)	$(20,299,863)

10

Green Rain Energy Holdings Inc.

Statements of Cash Flow

For the Six Months Ended

June 30, 2025 & June 30, 2024

Unaudited

	2025	2024
OPERATING ACTIVITIES

Net Income (Loss)	$(1,485,071)	$(1,333,501)

Adjustments to reconcile net Income (Loss) to net cash provided by operations
Decrease (increase) in operation loans	–	–
Decrease (increase) in accounts payable	–	143,924
Decrease (increase) in accrued payroll	–	–
Decrease (increase) in stock options	–	–
Net cash provided by operating activities	(1,485,071)	(1,189,577)

INVESTING ACTIVITIES
Asset acquisition/divestment	–	–
Net cash provided by investment activity	–	–

FINANCING ACTIVITIES
Decrease (increase) in Convertible Debt	–	–
Decrease (increase) in notes payable	–	–
Stock issuance of shares	–	–
Paid in Capital	–	–
Net cash provided by financing activities	–	–

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	–	–
CASH BALANCE, BEGINNING OF PERIOD	–	–
CASH BALANCE, END OF PERIOD	$–	$–

11

Green Rain Energy Holdings Inc.

Earnings (net loss) Per Share Calculations

For the Period Ending June 30, 2025

Net Loss for 6 Months Ending June 30, 2025	$–	$(1,485,071)

Number of Shares as of December 31, 2024	6,123,284,813	0

Number of Shares as of June 30, 2025	14,646,806	0

Weighted Average Number of Shares	3,068,965,809	3,068,965,809

Loss Per Share	$–	$(0.000484)

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GREEN RAIN ENERGY HOLDINGS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2025

NOTE 1.         GENERAL ORGANIZATION AND BUSINESS

The Now Corporation (The Company) was originally organized in the state of Nevada on November 23, 1993 as Handell-Graff, Inc. On March 17, 1999, the company’s name was changed to Healthcomp Evaluation Services Corporation when it filed a 10SB and became a fully reporting registered corporation. On August 16, 2002 under rule 12g-4(a)(1)(i) the Company terminated its registration and shortly thereafter on December 31, 2002 changed its name to Exemplar International, Inc. The corporation was subsequently abandoned. On July 25, 2006, the Company was reorganized and the Eight Judicial District Court of Clark County, Nevada appointed a custodian and directed that 200,000,000 shares be issued as controlling interest.

On October 6, 2006, the controlling interest in the company was sold and the Company’s name was changed to The Now Corporation. On March 17, 2013, the controlling interest in the Company was acquired by a group that included Peter Matousek. With the Change-of-Control the operations have moved from Scottsdale, Arizona to Palm Beach, Florida.

Peter Matousek resigned all positions on December 20th, 2018, with the subsequent appointment of Ken Williams.

Effective June 23, 2023 through the majority vote provided by Ken Williams, Paul Khan and Juan Salazar, all officers and directors were removed other than Ken Williams AND Conrad Schott was appointed as President.

Effective July 22, 2024, Ken Williams resigned from all positions held with the company. Concurrently, Emilia Carpinsan was appointed to his previous roles. Additionally, Conrad Schott was removed from his position by majority vote.

On October 17, 2024, Emilia Carpinisan resigned and concurrently, Ken Williams was appointed to hier previous roles.

As of October 23, 2024, Ken Williams resigned with the contemporaneous appointment of Alfredo Papadakis.

Reverse Stock Split and Impact on Common & Preferred Shares and Per Share Data

On March 14, 2025, the Company effected a 1-for-500 reverse stock split of its issued and outstanding common shares. As a result of the reverse split, each 500 shares of the Company’s issued and outstanding common stock were automatically converted into one share of common stock. The par value per share remained unchanged at $0.001.

There was no change to the total dollar amount of common stock, additional paid-in capital, or total shareholders’ equity as a result of this reverse stock split.

All share quantities, per-share amounts, earnings per share (EPS), and any other references to common shares in these financial statements and accompanying footnotes for all periods presented have been retroactively adjusted to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Fractional shares resulting from the reverse stock split were rounded up to the nearest whole share, and no cash was paid in lieu of fractional shares.

13

Common Stock:

As of December 31, 2024, the Company is authorized to issue 9,997,500,000 common shares with a par value of $0.001 per share. Following the 1-for-500 reverse stock split on March 14, 2025, the Company had 12,246,570 common shares issued and outstanding. The reverse split was applied retrospectively to all prior reporting periods presented herein.

For example:

•	As of December 31, 2024: 1,000,000 shares outstanding (restated from 500,000,000 pre-split shares)

•	As of December 31, 2023: 800,000 shares outstanding (restated from 1,818,181 pre-split shares)

Preferred Stock

As of December 31, 2024, the Company had 2,500,000 preferred shares issued and outstanding. The reverse stock split did not impact the number of authorized, issued, or outstanding preferred shares, nor did it affect their terms, conversion ratios, liquidation preferences, or voting rights.

Earnings (Loss) Per Share:

Earnings (loss) per share data for all periods presented have been restated to reflect the 1-for-500 reverse stock split on March 14, 2025. Basic and diluted earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period, adjusted for the reverse split.

NOTE 2.         SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Financial Statement Presentation

The balance sheet presentation herein includes all assets and liabilities at historical cost. The Company has on occasion issued shares of its common stock in exchange for certain services from the Company’s Officers & Directors, business consultants and vendors. The stock has been issued at the fair-valued-based method. The cost of these services has been expensed in the period when the services were performed. No costs of services that were paid with stock have been capitalized.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Property, Plant, and Equipment (PP&E)

PP&E are tangible items that are held for use in the production or supply of goods and services, for rental to others, or for administrative purposes and are expected to be used during more than one period. The initial cost of PP&E includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. PP&E is usually stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset.

14

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market. Fair value is a market-based measurement, not an entity-specific measurement.

Convertible Notes

Convertible notes are financial instruments that can be converted into a predetermined number of shares of the issuing company’s equity at certain conversion periods during the life of the note. These are initially recognized at fair value of the liability component (calculated by discounting the stream of future payments at the market rate of interest at the time of issue for similar debt without conversion options) and the equity component (calculated as the residual value after deducting the fair value of the liability component from the fair value of the instrument as a whole). The liability component is subsequently measured at amortized cost using the effective interest method. Management has not reached formal settlement agreements with any noteholders of defaulted convertible promissory notes. The Company continues to evaluate options, but there is no assurance as to the outcome, and settlement terms, if any, remain uncertain.

Fiscal Year

The Company operates on a December 31st fiscal year end.

Stock Based Compensation

The Company has on occasion issued equity and equity linked instruments to non-employees in lieu of cash to various vendors for the receipt of goods and services and, in certain circumstances the settlement of short-term loan arrangements. The applicable GAAP guidance establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Guidance

The Company has evaluated the recent accounting pronouncements through ASU 2015-16 The Company believes that none of the other pronouncements will have a material effect on the company’s financial statements.

NOTE 3.         GOING CONCERN

The Company has incurred recurring losses and has an accumulated deficit of approximately $17.6 million as of June 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation is dependent upon obtaining additional financing and executing its business plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of its assets and the liquidation of its liabilities in the normal course of business. Management plans to continue to seek funding from its shareholders and other qualified investors to pursue its business plan. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish this and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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NOTE 4.         STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 9,997,500,000 shares of common stock, par value $0.001 and as of December 31, 2024, had 12,246,570 psot-split common shares issued and outstanding. The Company is authorized to issue 2,500,000 shares of preferred stock, par value $0.001 and as of December 31, 2024 had 2,500,000 preferred shares issued and outstanding.

NOTE 5.         OIL AND GAS LEASE WITH RELATED PARTY

On May 8, 2013, the Company acquired the rights to a lease dated September 6, 2012, between Drake Gold Resources, Inc. and Hyams Family Trust involving several leases including an area known as the Rensma lease. The Company acquired an 87.5% net revenue interest in the Rensma lease described as including 559 acres in the Van–SGL 45 area of the Cranberry Township in Venango County, Pennsylvania, on which are 147 low production oil wells. The Company acquired the rights to only the Rensma lease. Mr. Peter Matousek, the CEO of Drake Gold Resources, Inc. is also a Director and the Public Relations Officer of the Company.

The Company’s net revenue interest in the Rensma lease is 87.5%. Terms of the lease require the Company to pay 50% of its net revenue interest from production to the original lease holder (Hyams Family Trust) until a total of $130,783 is paid whereupon title to the lease will be transferred to the Company. The other 50% of the net revenue interest is to be reinvested into the rework of the wells until the $130,783 is fully paid at which time the Company will receive its full 87.5% working interest with the continuing obligation to reinvest 50% of its working interest until all of the 147 wells have been reworked.

Upon receipt of title to the lease, the Company is obligated to pay 12.5% of its 87.5% working interest to the original lease holder (Hyams Family Trust) for a period of three (3) years. Should the Company drill any new wells, it is obligated to pay 12.5% from its working interest to the original lease holder (Hyams Family Trust) for a period of three (3) years.

A condition of the lease purchase requires the Company to provide rework development funding to bring two wells back into production each month, weather permitting. Drake Gold Resources, Inc. will also be entitled to a pro-rated ownership in any well it invests rework capital.

The Company’s obligation of $130,783 related to the acquisition of the lease has been Capitalized.

Pursuant to a Purchase and Sale Agreement dated November 18, 2013, Hyams Family Trust assigned a net royalty interest of 0.25% of the Glover Lease in Venango County, PA., in exchange for the rights, privileges and ownership of all of the Company’s oil and gas assets.

NOTE 6          OTHER ASSETS AND RELATED DEBT

Pursuant to a Purchase and Sale Agreement dated August 7th, 2018, between Eagle Oil Holding Company Inc. (now Green Stream Holdings Inc.) and the Company, the Company owns the following assets in exchange for a $10 million convertible note:

15% ownership of the following contracts and corresponding gold recovery of Minera Dynasty 1, Minera Linderos E and Proyecto Cecilia 1

20% membership interest in 375 Wall Construction LLC

36,642 preferred shares in Mike The Pike Productions Inc.

15% membership interest in Premier Equity Advisors LLC

20% equity stake in Zorhek Aqua Farms Inc.

15% of the title, rights and interest in Leolah Brown’s autobiography

2.5% equity stake in Axilogy Consulting Corporation

13% of the Blue Print Brand and 23% of Eagle Eye Mobile Radio Application

20% membership interest in Talent-by-Talent LLC

All of the membership interest in Pure Digital Technology LLC

All Eagle Oil’s interest in the Frank Farm Lease, Venango County, PA.

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Pursuant to a Joint Venture Agreement dated January 5th, 2019, between Zenapay Inc., and the Company, the Company purchased a 1% equity stake in Zenapay Inc. for a $350,000 convertible note. In addition, the Company provided an additional $100,000 convertible note to be used to help absorb the costs of digital computations and storage capacity, including bandwidth consumption needs. Programmers will also be required for special development. The Joint Venture was formed in order to join forces with Zenapay to utilize the expertise of Now’s CEO, Ken Williams’ 30 years of systems development and systems security, He will design a private network for blockchain related implementations that will add an extra layer of security to the blockchain nodes. By doing this, new, private cyber coins can be issued on such private networks. Due to non-performance, this has been canceled.

Pursuant to a Purchase and Sale Agreement between Medican Enterprises Inc. and both the Company & Eagle Oil Holding Company Inc. (now Green Stream Holdings Inc.), the Company owns the following assets in exchange for a $20 million convertible note:

Ownership of the book named, “Living The Hemp Life: An Argumentative Story About Marijuana”, with an ISBN of 978-0-692-72998-4 published on July 19, 2016

Website named “Cannabud”.

25% membership interest in Biodynamic Hemp LLC

12% non-dilutable equity stake in RBA Pharma Inc.

5% non-dilutable equity stake in Axilogy Consulting Corporation

20% non-dilutable membership interest in Medmorized LLC

20% non-dilutable equity stake in CBDVITAPETZ Inc.

3% non-dilutable equity stake in VitaCig Latino Inc.

25% non-dilutive equity stake in Vintage Scripts Pharmacy

Non-dilutive equity stake of 2% in Jamaican Earth Therapeutics Limited & a dilutive equity stake of 15%

60% ownership of the 60 acres of farmland in South Haven, Michigan (68811 Co Rd 384, South Haven, Michigan, 49090 with a parcel number of ’80 09 019 017 00’ in Geneva Township

10% non-dilutive equity stake in Green Gold Acquisitions Inc.

Pursuant to a Bio-Fuel Industrial Joint Venture Agreement between the Company and Curtis Johnson dated August 11th, 2019, the Company issued a convertible note for $1,250,000 convertible note. Curtis Johnson provided 400 acres of land for year 2020; 1000 acres for year 2021 until the end of the agreement in North Dakota He will also supply agricultural hardware, and experienced labor. The Joint Venture was formed for the purpose of growing Industrial hemp and the development of Hemp Bio-Fuel, not excluding, food, paper, and textiles. The focus is to move towards the supply of fuel caused by the eventual rise of hemp-powered vehicles since industrial hemp is already making headlines, especially as an alternative energy source. The Company wrote off this asset and convertible note for the quarter ending December 31st, 2023.

Pursuant to an Acquisition and Merger Agreement between TransGlobal Assets Inc., Kent Strickler and the Company dated November 28th, 2019, the Company sold its farmland in South Haven, Michigan in exchange for preferred shares to be issued. The Company will own 26.8% of the preferred shares outstanding. As of February 14, 2023, pursuant to an Acquisition and Merger Agreement between various parties, the preferred shares were cancelled in exchange for ownership of TransGlobal Asset’s Monster Elixir subsidiary.

Pursuant to a Mutual Rescission And Amendments of Purchase and Sale Agreements dated May 13, 2020 between various parties including RBA Pharma Inc., The Now Corporation and Medican Enterprises Inc. (OTC:MDCN), Medican Enterprises Inc. canceled $10 million convertible note plus accrued interest in the Company. The Company reduced its equity stake in RBA Pharma Inc. to 1%. This action was performed at the request of RBA Pharma Inc. that is looking to go public on various exchanges.

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Pursuant to a Human Imagining Diagnostic Joint Venture between Hollywood Diagnostics Center and the Company dated August 28, 2020, the Company issued a convertible note for $200,000 as part of its contribution. This asset was not recorded previously on the company’s balance sheet and was reconciled as of December 31, 2023. The Company wrote off this asset and convertible note for the quarter ending December 31st, 2023.

Pursuant to a Purchase and Sale Agreement between the Company, Monster Elixir Inc., a TransGlobal Assets Inc. (OTC:TMSH) subsidiary and Robin Brown & Alan Alston, the Company sold 15% of its stake in Vintage Scripts Pharmacy to Monster Elixir Inc., for the use of Monster Elixir’s applied for Michigan Medical Marijuana License to increase sales and profits of Vintage Scripts Pharmacy to the benefit of the Sellers.

Pursuant to a Share Purchase Agreement dated January 24, 2022 between the Company, Rudolph Byfield and Obsidian Performance Group, the Company purchased a 28% non-dilutable stake in Obsidian Performance Group that owns the trademark, “Celldration”. It is a manufacturer and distributor of enhanced premium water products with a clear plan to share its functional water and eco-friendly packaging globally. Both companies will collaborate on the development of various line extensions, including flavored & CBD infused beverages. The consideration paid was a convertible note issued to Rudolph Byfield in the amount of $71,818,181. On October 10, 2022, the Company was contacted by an attorney for Brazil Society LLC stating that it had a default judgment for $10,868.08 against Obsidian. This was never disclosed by Rudolph Byfield. Furthermore, Mr. Byfield made some material misrepresentations causing the Company to provide additional capital. He also threatened to put his company into bankruptcy. His convertible note has been canceled and the Company is contemplating legal action against him.

Pursuant to a Share Purchase Agreement dated July 29, 2022 between the Company, Fernando Londe and MePeeps Inc., the Company purchased a 28% non-dilutable stake in MePeeps Inc. MePeeps Inc,. is a revolutionary social media company which supports free speech by not flagging, blocking or manipulating posts. The consideration paid was a convertible note issued to Fernando Londe in the amount of $1,800,000. The Company wrote off this asset and convertible note for the quarter ending December 31st, 2023.

Pursuant to a Share Purchase-Agreement dated November 21, 2022 between the Company and Charles Stevens, the Company purchased a 40% membership interest in CJB Uphill Marketings and Holdings LLC. This California Company manufactures a CBD-Based Tattoo Lotion For All Stages of Tattoos. The consideration paid was a convertible note issued to Charles Stevens in the amount of $650,000.

Pursuant to an Acquisition and Merger Agreement dated June 23, 2023 between the Company and Terry Vickery, Conrad Schott, Arieh Szigeti and Phillip Williams, the Company acquired all of the membership interest of Sunshine Minerals Ltd. LLC, a company that trades and sells gold by consulting and financing downstream activities through long term and matured relationships. It works directly with legacy producers in East African community and surrounding producing countries. Furthermore, utilizing the majority vote provided by Ken Williams, Paul Khan and Juan Salazar, all officers and directors were removed other than Ken Williams AND Conrad Schott was appointed as President. All stock issuances by the Company and all membership issuance/re-issuance or transfers by Terry Vickery, Conrad Schott, Arieh Szigeti and Phillip Williams of their membership interest in Sunshine Minerals Ltd. LLC., shall be completed NO LATER than December 31, 2023. Sunshine Minerals Ltd. LLC., attests that their current value is $1,100,000.

On July 22, 2024, the Company entered into a Purchase and Sale Agreement with Emilia Carpinisan for the acquisition of all outstanding shares of CIVET USA, a leading artificial intelligence firm. As part of the consideration for this acquisition, the Company has agreed to issue a total of 406,000 Preferred Shares to Emilia Carpinisan. These shares will be issued at the earliest practicable opportunity, in accordance with the terms outlined in the agreement. The transaction represents a strategic move by the Company to expand its presence in the artificial intelligence sector.

On October 17, 2024, Emilia Carpinisan resigned from her position(s), and Ken Williams was appointed as her successor. Additionally, on October 22, 2024, the Company rescinded the Purchase and Sale Agreement, dated July 22, 2024, with the acquired artificial intelligence company, CIVET USA

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On October 22, 2024, pursuant to a Stock Purchase Agreement between the Company and VGTel Inc., the Company acquired the subsidiaries Green Rain Solar Inc. and M Love Vintage Holdings Inc. As part of the consideration for these acquisitions, the Company agreed to issue 50% of its controlling preferred stock to VGTel Inc. On October 23, 2024, Ken Williams resigned, and Alfredo Papadakis, the former CEO of VGTel, was appointed as his successor. These acquisitions will be reflected in the Company’s annual disclosure statement.

During the fourth quarter of 2024, the Company re-evaluated its Green Stream and Medican assets and decided to write down these assets for the following reasons:

Green Stream Assets: The write-down was driven by a strategic shift in focus toward developing the newly acquired Green Rain Solar Inc. and M Love Vintage Holdings Inc. assets.

Medican Assets: Due to a significant market correction in the cannabis sector, the Company deemed it necessary to write down the Medican assets to reflect current market conditions. A valuation analysis will be performed in 2025 to reassess their value.

The Company is also re-negotiating convertible debts related to these assets and plans to adjust the convertible notes during fiscal 2025 upon successful completion of negotiations.

Additionally, the Company divested its oil and gas leases in Venango County, PA to offset consulting expenses.

This proactive approach aims to strengthen the Company’s financial position and align debt obligations with its revised strategic direction.

NOTE 7.         SUBSEQUENT EVENTS

On October 17, 2024, Emilia Carpinisan resigned from her position(s), and Ken Williams was appointed as her successor. Additionally, on October 22, 2024, the Company rescinded the Purchase and Sale Agreement, dated July 22, 2024, with the acquired artificial intelligence company, CIVET USA.

On October 22, 2024, pursuant to a Stock Purchase Agreement between the Company and VGTel Inc, the Company acquired the subsidiaries Green Rain Solar Inc. and M Love Vintage Holdings Inc. As part of the consideration for these acquisitions, the Company agreed to issue 50% of its controlling preferred stock to VGTel Inc. On October 23, 2024, Ken Williams resigned, and Alfredo Papadakis, the former CEO of VGTel, was appointed as his successor. These acquisitions will be reflected in the Company’s annual disclosure statement.

On April 3, 2025, subsequent to the balance sheet date, Green Rain Solar, Inc., a wholly owned subsidiary of the Company entered into a security note and agreement with Quick Capital for the sum of $302,130. This event occurred after the close of the reporting period but before financial statements were issued. As such, this transaction has not been reflected in the financial statements for the year ended December 31, 2024. The Company has evaluated the implications of this subsequent event and has disclosed it here to provide more accurate information about its financial position post balance sheet date. On October 22, 2024, pursuant to a Stock Purchase Agreement between the Company and VGTel Inc, the Company acquired the subsidiaries Green Rain Solar Inc. and M Love Vintage Holdings Inc

Subsequent to December 31, 2024, the Company issued approximately 600 million shares of common stock as a result of the conversion of outstanding convertible notes. The issuance prices were based on the respective conversion terms set forth in the applicable note agreements. The Company continues to be subject to additional outstanding convertible notes and may receive requests for further conversions at any time, which could result in additional issuances of common stock and further dilution to existing shareholders.

As of the date of this filing, the Company remains in default on several outstanding convertible notes. These include:

•	A $250,000 convertible note originally payable to Green Stream Holdings Inc., now assigned to Medican Enterprises Inc., fully in default since December 31, 2023;
•	A $175,000 convertible note issued to Eagle Oil Holding Company Inc., fully in default since March 15, 2024;
•	Other convertible promissory notes totaling $310,000 in principal, all fully in default.

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The Company has not made any payments on these obligations since their respective maturity dates. No forbearance or extension agreements have been executed. These debts are expected to be partially repaid using proceeds from this offering, as further described in the “Use of Proceeds” section of this Offering Circular.

As of June 30, 2025, the Company had outstanding convertible promissory notes totaling $33,431,842.78, consisting of principal and accrued interest. Of this amount, $29,327,001.78 was attributable to notes that were in default as of that date, having reached their original maturity dates without repayment or formal extension. The remaining $4,104,841.00 represented notes that were not in default, either because their maturity dates occur after June 30, 2025, or they were extended pursuant to mutual agreement with the noteholders.

As of June 30, 2025, the Company classified convertible promissory notes with original maturity dates prior to that date as being in default, unless otherwise extended. Balances shown reflect principal plus accrued interest from March 31, 2025 through June 30, 2025.

On October 6, 2025, Green Rain Energy Holdings, Inc. (OTC: GREH) announced a special stock dividend to shareholders of record as of November 15, 2025, pending customary approval from the Financial Industry Regulatory Authority (FINRA).

On January 12, 2026, Green Rain Energy Holdings, Inc. is now its own transfer agent for all classes of preferred shares.

Under the terms of the dividend declaration, each shareholder of record will receive one (1) share of restricted common stock for every one hundred (100) shares of common stock held. Fractional shares will not be issued; any fractional entitlements will be rounded up to the next whole share. No action or vote is required by shareholders to receive the distribution.

The Company intends for the distribution to qualify as tax-free for U.S. federal income tax purposes. The purpose of the stock dividend is to reward existing shareholders, increase market liquidity, discourage manipulative trading activity, and align long-term shareholder interests with the Company’s anticipated growth trajectory.

The Company filed a Current Report on Form 8-K to disclose the extension of the dividend record date and related details. As of the issuance date of these financial statements, the dividend remains subject to FINRA approval.

Management has evaluated this event and determined that it represents a non-recognized subsequent event under ASC 855, Subsequent Events, requiring disclosure but no adjustment to the accompanying financial statement

The Company evaluated subsequent events through the date the financial statements were available to be issued. Subsequent to December 31, 2024, the Company completed two acquisitions:

1.	Green Rain Solar Inc. – acquired October 19, 2024, and

2.	M Love Vintage Holdings Inc. – acquired October 14, 2024. (Check date)

Both acquisitions involved 100% of the equity of the respective companies, and were acquired in exchange for controlling preferred stock in Green Rain Energy Holdings Inc., along with the divestiture of CJB Uphill Marketings and Holdings Inc. The results of operations for both companies have been consolidated into the Company’s financial statements beginning Q1 2024. See Note 8 for full acquisition details.

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The following line items in the consolidated financial statements for the period ended December 31, 2024, were impacted by these acquisitions:

•	Revenue: $82,000 (from M Love)

•	Cost of Goods Sold: $31,000 (from Green Rain)

•	Operating Expenses: $106,000 (combined)

•	Property and Equipment: $120,000 ($50,000 from M Love, $70,000 from Green Rain)

•	Intangible Assets: $350,000 (from M Love)

•	Goodwill: $160,000 (combined)

•	Liabilities Assumed: $53,000 (combined)

Equity Structure Disclosure

Subsequent to December 31, 2024, the Company evaluated its capital structure, which includes multiple classes of preferred stock with differing voting, conversion, and protective rights. Certain classes of preferred stock have voting rights that differ significantly from those of the Company’s common stock, including shares that vote on an as-converted basis and shares that carry enhanced voting rights. In addition, certain series of preferred stock are convertible into shares of common stock at specified conversion ratios, subject to contractual ownership limitations.

The conversion of preferred stock into common stock, if and when effected, could increase the number of shares of common stock outstanding and may impact the relative ownership interests and voting power of existing common stockholders. Certain preferred stock classes include provisions that limit conversion to specified ownership thresholds, which may result in conversions occurring over time rather than in a single transaction.

Additionally, certain series of preferred stock include protective provisions that are not applicable to the Company’s common stock, including provisions related to dilution adjustments and the effects of stock splits or recapitalizations. These features may affect the relative economic and voting interests of holders of common stock in future periods.

The Company’s Board of Directors also retains the authority, subject to applicable law and governing documents, to authorize and issue additional shares of preferred stock in one or more series and to determine the rights, preferences, and privileges of such shares.

Management will continue to evaluate the accounting and disclosure implications of its capital structure in future reporting periods.

Revisions in the Post-Qualification Amendment

Subsequent to December 31, 2024 and through the date of issuance of these financial statements, the Company performed additional reviews of its financial records and disclosures in connection with the preparation of this offering statement and related amendments. As a result of this review process, certain amounts presented in the accompanying financial statements, including but not limited to asset balances, were revised to reflect updated information, refinements to management’s estimates, reclassifications, and corrections of presentation consistent with U.S. generally accepted accounting principles (“GAAP”).

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These revisions did not result from new transactions occurring after the balance sheet date but rather from the identification of additional information and clarification of facts and circumstances that existed as of the respective reporting dates. Management believes that the revised amounts more accurately reflect the Company’s financial position and results of operations for the periods presented. Corresponding disclosures have been updated where necessary to reflect these revisions.

In addition, in accordance with Item 9 and Part F/S (b)(3)(ii) of Form 1-A, the Company has included interim financial information for the applicable interim period subsequent to December 31, 2024. The interim financial statements have been prepared on a basis consistent with the financial statements and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the Company’s financial position and results of operations for the interim period presented.

There were no other material subsequent events requiring recognition or additional disclosure in the accompanying financial statements other than those described above.

Note 8.           Business Combinations

Green Rain Solar Inc.

On October 22, 2024, the Company acquired 100% of the equity of Green Rain Solar Inc., a Nevada-based solar energy company, as part of a strategic expansion into renewable energy. The Company transferred consideration of approximately $121,337,000, which consisted of:

•	Preferred stock issued with a par value of approximately $1,206.85 (1,206,852 shares at $0.001 par value per share),
•	A fair market value of approximately $120,685,200, based on the conversion ratio of 1 preferred share to 1,000,000 common shares, and the Company’s common stock trading price of $0.0001 per share (1,206,852 × $100),
•	And contributed legacy assets, including Monster Elixir, with a carrying value of $150,000.

The acquisition was accounted for using the acquisition method pursuant to ASC 805. The preliminary allocation of the purchase price for Green Rain is as follows:

•	EV Development assets: $300,000
•	Accounts receivable: $20,000
•	Other assets: $10,000
•	Liabilities assumed: $(851,942)
•	Goodwill: $121,858,942
•	Total consideration transferred: $121,337,000V

M Love Vintage Holdings Inc.

On the same date, the Company acquired 100% of the equity of M Love Vintage Holdings Inc., a media, branding, and content production company. The Company transferred consideration of approximately $9,663,000, which consisted of:

•	Preferred stock issued with a par value of approximately $95.15 (95,148 shares at $0.001 par value per share),
•	A fair market value of approximately $9,514,800, based on the conversion ratio of 1 preferred share to 1,000,000 common shares, and the Company’s common stock trading price of $0.0001 per share (95,148 × $100),
•	And contributed legacy assets, including CJB Uphill Marketing and Holdings LLC, with a carrying value of $650,000.

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The preliminary allocation of the purchase price for M Love is as follows:

•	Intellectual property and brand assets: $350,000
•	Equipment: $50,000
•	Liabilities assumed: $(67,465)
•	Goodwill: $9,330,465
•	Total consideration transferred: $9,663,000

The difference between the par value and fair market value of the preferred stock primarily reflects the substantial conversion rights embedded in the preferred stock and the market value of the Company’s common shares. These allocations are preliminary and may be revised within the measurement period, as defined in ASC 805-10-25-13. The goodwill recorded in both transactions primarily reflects anticipated synergies and intangible benefits not separately identifiable. These allocations are preliminary and may be revised as additional information becomes available within the measurement period as defined under ASC 805-10-25-13.

NOTE 9:           SALE OF BUSINESS

On April 29, 2025, GREH completed the sale of its subsidiary, M Love Vintage Holdings Inc., to Arowana Media Holdings Inc., pursuant to an asset purchase agreement (Exhibit 6.1). The transaction was disclosed in GREH’s Current Report on Form 8-K (Exhibit 6.2) filed with the Securities and Exchange Commission on May 2, 2025.

As part of the agreement, Arowana Media Holdings Inc. acquired the shares of M Love Vintage Holdings Inc. In exchange, GREH received 65.7% of the issued and outstanding preferred shares of Arowana Media Holdings Inc.

This divestiture aligns with GREH’s strategic plan to streamline operations and focus resources on its core business segments in sustainable energy and environmental technologies. M Love Vintage, which operates in the lifestyle and media sector, was determined to be non-core and required disproportionate management attention without operational synergy with GREH’s primary initiatives.

Through this transaction, GREH retains an indirect economic interest in M Love Vintage via its equity position in Arowana, while shifting day-to-day operations and strategic oversight to an entity better suited to grow the brand within the consumer and media space.

The Company will reflect this transaction in the Business and Recent Developments sections of the amended Offering Circular, and appropriate financial impacts will be disclosed in subsequent filings, as applicable.

Rescission of Arowana Media Holdings Transaction

On September 30, 2025, Green Rain Energy Holdings, Inc. (“GREH”) and Arowana Media Holdings, Inc. (“Arowana”) mutually agreed to rescind the previously announced Purchase and Sale Agreement. Under the original terms, GREH sold all issued and outstanding shares of M Love Vintage Holdings, Inc. to Arowana in exchange for a control block representing approximately 65.7% of Arowana’s outstanding shares to be issued to Green Rain Solar, Inc., a GREH subsidiary.

As part of the rescission, ownership of Arowana Media Holdings, Inc. has reverted to its prior owner, Mr. Mark Newbauer, and GREH has cancelled its outstanding convertible note with Mr. Newbauer, thereby extinguishing any related obligations. No shares of Arowana Media Holdings were issued or transferred to GREH or its affiliates, and all rights, title, and interest in M Love Vintage Holdings, Inc. remain with GREH.

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The rescission has no material adverse effect on the Company’s financial position or operations and is disclosed herein as a subsequent event following the period covered by this Offering Statement.

On September 30, 2025, the Company formally rescinded the previously executed agreement pertaining to the sale of M Love Vintage, Inc. Pursuant to this rescission, all rights, title, and interest in M Love Vintage, Inc. remain with the Company, and any prior agreements, understandings, or obligations related to the sale were rendered null and void as of that date.

The rescission did not result in a gain or loss to the Company and has no material impact on the consolidated financial statements for the year ended December 31, 2025. Management has evaluated the transaction and determined that the rescission represents a non-recognized subsequent event under ASC 855, Subsequent Events, requiring disclosure but not adjustment to the accompanying financial statements.

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Item 4. The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit	Description
2.1	Articles of Incorporation of the Registrant filed with the Wyoming Secretary of State on January 27, 2025 (incorporated by reference to Exhibit 2.1 of The Now Corporation’s 1-A/A, filed with the SEC on February 25, 2025)

2.2	Corporate Resolution Authorizing Moving The Corporate Domicile from State of Nevada to the State of Wyoming filed with Wyoming on January 23, 2025 (incorporated by reference to Exhibit 2.2 of The Now Corporation’s 1-A/A, filed with the SEC on February 25, 2025)

2.3	Foreign Profit Corporation Articles of Continuance from the State of Wyoming filed with Wyoming on January 23, 2025 (incorporated by reference to Exhibit 2.3 of The Now Corporation’s 1-A/A, filed with the SEC on February 25, 2025)

2.4	Bylaws of the Registrant dated October 7, 2020 (1)

2.5	Purchase and Sale Agreement dated August 7, 2018, between you and Eagle Oil Holding Company Inc. (now Green Stream Holdings Inc.)

2.6	$10 million convertible note issued in the exchange for various assets in connection with such Purchase and Sale Agreement with Eagle Oil Holding Company Inc.

2.7	Purchase and Sale Agreement dated January 26, 2019 between you, Medican Enterprises Inc., and Eagle Oil Holding Company Inc. (now Green Stream Holdings Inc.)

2.8	$20 million convertible note issued in the exchange for various assets in connection with such Purchase and Sale Agreement with Medican Enterprises Inc.

2.9	Stock Purchase Agreement dated October 22, 2024, between you and VGTel Inc., whereby you acquired two subsidiaries: Green Rain Solar Inc. and M Love Vintage Holdings Inc.

2.10	Bylaws of Green Rain Energy Holdings, Inc. dated March 14, 2025

2.11	Resolution to Adopt New Bylaws and Supersede Prior Governing Documents

2.12	Green Rain Energy Holdings, Inc. Board Resolution, dated August 29, 2025

3.2	Convertible Promissory Note, dated November 25, 2024, between The Now Corporation and Luke Cohen

3.3	Exhibit A to Convertible Promissory Note between The Now Corporation and Latiff Chagpar

3.4	Convertible Promissory Note, dated February 13, 2025, between The Now Corporation and GlobalOne Filings Inc.

3.5	Convertible Promissory Note, dated November 21, 2024, between The Now Corporation and CKS Studio Inc.

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3.6	Convertible Promissory Note, dated November 11, 2024, between The Now Corporation and James DiPrima

3.7	Convertible Promissory Note, dated March 11, 2025, between The Now Corporation and Eric Blondie Productions

3.8	Convertible Promissory Note, dated December 22, 2024, between The Now Corporation and Dream Green Partners Corp

3.10	Agreement of Assumption, dated April 3, 2025, by and among Green Stream Holdings Inc., The Now Corporation, and Quick Capital, LLC

4.1	Form of Subscription Agreement

5.1	State of Colorado Regulatory Department Confirmation Letter

6.1	Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed with the SEC on May 2, 2025)

7.1	Escrow Agreement Chapgar Latiff/Green Rain Energy Holdings Inc. June 9, 2025

8.1	THE NOW CORPORATION I to Green Rain Energy Holdings Inc. - Amend Name and Other

8.2	Green Rain Energy Holdings Inc. Corporate Resolution

8.3	Green Rain Energy Holdings Inc. Bylaws

8.4	Green Rain Energy Holdings Inc., Board Resolution dated August 25, 2025

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SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Rain Energy Holdings, Inc.

By: /s/ Alfredo Papadakis

Name: Alfredo Papadakis

Title: President

Date: January 13, 2026

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